June 2, 2022

Sondra Snyder, Staff Accountant

Senior Assistant Chief Accountant

Division of Corporation Finance Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Astra Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 25, 2022

File No. 333-263256

Dear Ms. Snyder

Please consider the following as responses to your letter dated May 6, 2022.

Cover Page

1.

We note your response to prior comment 1 and your revisions to your prospectus cover page. However, the revised cover page disclosure regarding the securities being offered is not consistent with your fee table filed as Exhibit 107. For example, you disclose on the cover page that you are offering units, but it does not appear that you have included the units and each component of the units (shares of common stock and warrants) in the fee table. Please revise.

RESPONSE:

The fee table filed as Exhibit 107 has been revised as follows to reflect the disclosure in the Cover Page:

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common Stock, $0.001 par value	43,781,000	$0.50	$21,890,500	$2,209.00
Common Stock, $0.001 par value	5,000,000	$0.50	$2,500,000	$232.00
Common Stock underlying warrants	5,000,000	$1.00	$5,000,000	$463.50

Total	53,781,000		$29,390,500	$2,724.50

2.

We note your response to prior comment 2 and reissue such comment. In that regard, we note that your disclosure continues to reference the “OTC Bulletin symbol” for your common stock, and we note the references throughout your prospectus to the trading or listing of your common stock on the “OTC Bulletin Board Pink Sheets” or the OTC Bulletin Board. Please revise your disclosure throughout your filing to clarify the current quotation of your common stock. In addition, please revise your cover page disclosure to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. In that regard, it appears that you have not disclosed a fixed price for such shares, as we note your reference to a fixed price “not to exceed” $.50 per share. Please also make corresponding changes throughout your prospectus, including in your prospectus summary. For example, we note your disclosure on pages 5 and 26 references market prices for the resale of shares by the selling stockholders, and note your reference on page 26 that the price per share will vary according to the market for the duration of this offering.

RESPONSE:

All references to Bulletin Board have been removed and replaced with Pink Sheets and the disclosures on the Cover page and pages 5 and 26 have been revised to disclose a fixed price of $0.50 per share.

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Risk Factors

Going Concern, page 6

3.

The amounts you disclose for the accumulated deficit at November 30, 2021 here, and on page 12 under Liquidity and Capital Resources, do not agree with the amount of the accumulated deficit in your November 30, 2021 financial statements. Please revise as appropriate.

RESPONSE:

The amounts disclosed for the accumulated deficit at November 30, 2021on Page 6 and Page 12 have been revised to $30,401,882 to agree with the related financial statements.

Risk Factors, page 9

4.

We note your disclosure regarding the disruption of international business activities due to COVID-19, your disclosure that supply chain delays and certain service providers are experiencing challenges which drives up project costs, and your disclosure that the recent invasion of Ukraine has compounded these issues. We also note your disclosure that all of the equipment required in the projects will have to be sourced abroad and the free movement of equipment and project supplies has been significantly restricted. Please disclose whether and how your business, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

-	suspend the production, purchase, sale or maintenance of certain items;
-	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials; or
-	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE:

The disclosure has been revised to read as follows:

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. Some of the equipment required in certain projects may have to be sourced abroad and the free movement of equipment and project supplies may be restricted in certain parts of Europe and Africa. Supply chain delays and certain service providers are experiencing challenges which drives up project costs. The recent invasion of Ukraine may also have an effect on all of this.

As a risk mitigation strategy related to the potential global chain issues the world is experiencing, the Company has moved all production to the USA. In Houston, we have secured a fabricator who is has historically manufactured the equipment for us. They have the production capacity to deliver on any machine order in a reasonable time period. This comprises 90% of our total hardware and equipment costs on a single waste to energy system. The overall manufacturing cost is approximately 7 to 8 % higher but offers supply chain security and timely delivery worldwide. Additionally, we have adjusted all pricing and allocated additional costs and time for shipping to our customers.

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Further, earlier this year Astra Energy Inc. received advocacy from the US Chamber of Commerce. Among the departments that support international business activities for US owned and operated companies, are the United States Trade and Development Agency, the U.S. International Finance Corporation, and the Export-Import Bank of the United States. We engage all three parties in our international business activities as recommended through our advocacy of the US Chamber of Commerce. Each provides support and risk mitigation for international business activities. The U.S. International Finance Corporation provides political risk insurance with coverage up to $1 billion against losses dues to currency inconvertibility, government interference, and political violence including terrorism. https://www.dfc.gov/what-we-offer-our-products/political-risk-insurance ). The Export-Import Bank of the United States provides export credit insurance top protect US companies who manufacture or deliver goods and services from the United States to world markets.

Description of Our Business, page 17

5.

We note your response to prior comment 9, and reissue such comment in part. Please revise to disclose all material terms of the Investment License by the Uganda Investment Authority. In that regard, we note that your prospectus does not describe the location of the project, as set forth in the license filed as Exhibit 10.13, and the term and condition that the date by which foreign capital investment shall have been invested in the business enterprise is one year from the date of licensing.

RESPONSE:

The disclosure has been revised to read as follows:

On September 21, 2021, the Company established itself in Uganda through the incorporation of a wholly owned subsidiary called Astra Energy Africa - SMC Limited (“Astra Energy Africa”). On November 5, 2021, Astra Energy Africa was issued an Investment License (the “License”) by the Uganda Investment Authority which allows the Company to invest up to $2 million in the business of electric power generation in Uganda. The period of validity of the License is from November 5, 2021 to November 5, 2026. As holder of the Licence, Astra must ensure compliance with the following:

a) expatriate workers to be employed shall be a subject to UIA approval;

b) foreign capital investment must be invested in a business enterprise no later than one year from the date of licensing;

c) the mode of settlement of disputes as provided for under section 25 of the Investment Code Act, 2019;

d) maintain proper Financial and Accounting records, returns, samples date relating to the operations of the business enterprise;

e) permit reasonable access to the operations of the business enterprise to the employees or agents of the Authority;

f) take necessary actions to ensure that the operations of the business enterprise do not cause injury to the ecology or environment. In addition, comply with the National Environment Act No.5 of 2019 and Environmental and Social Impact Assessment (ESIA) approved conditions.

g) ensure that the human rights of the employees are respected and protected.

h) ensure a gender-sensitive working environment and take necessary action to ensure equal opportunities amongst personnel and potential employees.

i) apply for renewal of the license, three months to the expiry.

j) be aware of the terms and conditions of the Investment Code Act, 2019, and in particular: section 22; section 23; section 39 and the Regulations thereunder.

k) submit Annual returns including data on actual investment; data on actual employment created; status of the project; data on exports and issues in the export market and data on business expansion/diversification plans.

The Company has not yet identified a specific project to be deployed under the License agreement. The Uganda Investment Authority Investment License is incorporated herein and attached hereto as Exhibit 10.13.

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Description of Our Business, page 17

6.

Please describe, to the extent material to an understanding of the registrant, the need for any government approval of principal products or services, the effect of existing or probable governmental regulations on the business, and the costs and effects of compliance with environmental laws. Please refer to Item 101(h)(4)(viii)-(xi) of Regulation S-K. For example, we note your agreement to supply and install a 110kWh solar powered electricity generating system in Southern California.

RESPONSE:

The following has been added to the descriptions on pages 17 and 18:

Solar energy in California falls into two categories: solar thermal and solar photovoltaic. The California Energy Commission licenses solar thermal plants above 50 megawatts and promotes solar photovoltaic installation through the Renewables Portfolio Standard, with building efficiency standards, and as a partner in the California Solar Initiative. Current licensing regulations support California solar contractors that hold a C-46 license by enabling the installation of solar panels along with battery storage systems. The CSLB interpretations of state Labor Code also adds to the restrictions requiring solar contractors to employ Certified Electricians as well.

The 110kWh solar powered electricity generating system in Southern California, it is a common installation. The State has provisions and historically incentives for small independent behind the grid solar installations that are aligned with its 2030 sustainability goals (https://energyupgradeca.org/californias-energy-goals).

For this particular project the category it falls in is Solar PV, off-site greater than 10 acres and is regulated per Section 6952.b.2 of the Zoning Ordinance and requires approval of a Major Use Permit. These are becoming more commonplace with the increased cost of power and acreages tend to have room for erecting the panels. This particular location is an 824 acre farm. Each submission to the County of San Diego requires:

○	A complete Major Use Permit application submittal package can be found on the County of San Diego’s web-site here: Photovoltaic Off-Site Over 10 Acres
○

Additionally, Planning & Development Services requires applicants to participate in a mandatory Major Project Pre-Application Meeting for Major Use Permits. The mandatory pre-application consultation is expected to set reasonable expectations and identify major issues early in the process in order to avoid redesign, rewrites and additional work later in the process. More information is available here: Major Project Pre-App

With regard to the Waste-to-Energy System, the State of California has already issued operating permits for the location at18291 Enterprise Lane, Huntington Beach CA 92648, USA. The location is subject to annual inspection and has been measured for and exceeds State emission standards.

Further, recent legislation in California which requires food waste to be composted with the goal to reduce food waste in landfills by 75%. The State is directly in support of this system as a result. SB 1383, establishes methane reduction targets for California. California SB 1383 is a bill that sets goals to reduce disposal of organic waste in landfills, including edible food. The bill’s purpose is to reduce greenhouse gas emissions, such as methane, and address food insecurity in California. Aspects of this law ensure that food scraps are composted and compost is purchased by cities. Composting, industrial uses, and animal feed are good environmental uses for inedible food or other organic material. Landfilling organic waste is a significant source of local air quality pollutants, which can cause respiratory issues and hospitalizations for community members. Beyond this, we are seeing the effects of climate change in California with more severe and lengthy droughts, warmer temperatures that contribute to the increasing number of wildfires (also impacting air quality), bigger storms, and coastal erosion due to rising sea levels. To address the environmental and health concerns of surplus edible food, this law requires 20% of edible food that would otherwise be disposed of in the garbage or compost be recovered for human consumption by 2025. This means surplus edible food will help feed Californians in need instead of decomposing in a landfill while emitting harmful greenhouse gases.

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Plan of Distribution, page 26

7.

We note your response to prior comment 13 and reissue such comment in part. The form of subscription agreement filed as Exhibit 99.1 and the form of warrant filed as Exhibit 99.2 appear to contemplate the sale of securities in an offering that is not registered under the Securities Act. Please advise.

RESPONSE:

Exhibits 99.1 and 99.2 have been amended and include the following:

Such Subscriber acknowledges the public availability of the Company’s current prospectus. This prospectus is made available in the Company’s most recent Registration Statement on Form S-1 deemed effective on _______, 2022. The terms and conditions of the offering and the risks associated therewith are set forth in this Prospectus.

Directors, Executive Officers and Corporate Governance, page 31

8.	We note your response to prior comment 14. Please revise to clarify Daniel Claycamp’s principal occupations and employment from 2018 through the present. See Item 401(e) of Regulation S-K.

RESPONSE:

The disclosure has been revised to read as follows:

During 2018 he was hired as Vice President of GenCanna Global USA, Inc. where he Managed a $120M capital project responsible for developing, designing, engineering, and constructing a Food Grade Hemp Processing Facility, Storage Elevator, Receiving, Grinding, and Screening, Extraction, RPI, Mixing and Blending, Formulations, and Packaging facilities for processed Hemp products in Mayfield, Kentucky. He remained in this position until he joined the Issuer as the COO in February 2021.

Security Ownership of Certain Beneficial Owners and Management, page 34

9.

We note your disclosure on page 28 regarding the voting rights of the Series A Convertible Preferred Stock. Please provide the disclosure required by Item 403 of Regulation S-K with respect to such class of securities.

RESPONSE:

The disclosure page 28 has been revised to read as follows:

Series A Convertible Preferred

The Series A Convertible Preferred have a conversion rate of $0.75 per share and voting rights on an as converted basis. The holders of record of shares of Series A Preferred Stock are entitled to receive, out of any assets at the time legally available therefor and when and as declared by the Board of Directors, dividends at the rate of 8% per annum in shares of our common stock.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Preferred A	Vision Opportunity Master Fund, Ltd. 317 Madison Avenue, Suite 1220, New York, NY	7,774	100%

The Company affected a reverse stock split of 1,000 to 1 of its Series A preferred Stock on August 24, 2020. All shares throughout have been retroactively adjusted to reflect the reverse split.

The following disclosure has been included on page 34:

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Preferred A	Vision Opportunity Master Fund, Ltd. 317 Madison Avenue, Suite 1220, New York, NY	7,774	100%

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Note 2 - Summary of Significant Accounting Policies

Net income (loss) per common share, page 43

10.

We note your disclosure that for the year ended August 31, 2021 you excluded 207,000 and 623,225 potentially dilutive securities attributable to your Series B and Series C preferred stock from your calculation of earnings (loss) per common share because these potentially dilutive securities were anti-dilutive due to your net loss for the period. You included this same disclosure in Note 2 on page 54 in your unaudited interim financial statements for the period ended November 30, 2021. This disclosure is inconsistent with your disclosures in Note 7 on pages 45 and 56 of your filing where you disclose that the conversion rights formerly attached to your Series B and Series C preferred stock expired in 2012. Please revise as appropriate.

RESPONSE:

The reference to the Series B and Series C preferred shares in Note 2 of the August 31, 2021 and November 30, 2021 financial statements has been removed.

Exhibits

11.

Please obtain and file a revised opinion that clearly opines on the legality of the shares of common stock underlying the warrants, and which addresses whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE:

An amended Legal opinion has been prepared and filed opining on the items mentioned in the item above

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The company and its management acknowledge that we are responsible for the accuracy and adequacy of the company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/ Kermit Harris
Kermit Harris, President and Director

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